Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-137981 of our report dated December 22, 2006, relating to the consolidated financial statements and financial statement schedule of Insight Equity A.P. X, LP d/b/a Vision-Ease Lens and Subsidiaries as of September 30, 2006 (Successor), December 31, 2005 (Successor) and 2004 (Successor), and for the nine months ended September 30, 2006 (Successor), for the year ended December 31, 2005 (Successor), for the two months ended December 31, 2004 (Successor), and for the ten months ended October 31, 2004 (Predecessor)  appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN

December 22, 2006